

September 19, 2014

Via E-mail
Mr. Steven Victor
Chief Executive Officer
Intellicell Biosciences, Inc.
460 Park Avenue, 17th Floor
New York, New York 10022

   RE: **Intellicell Biosciences, Inc.**
       Form 10-K for the Year Ended December 31, 2013
       Filed May 12, 2014
       File No. 0-54729

Dear Mr. Victor:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

1. We note that you filed an Item 4.02 Form 8-K on September 4, 2014, in which you disclosed that you had determined that the annual financial statements included in your Form 10-K for the year ended December 31, 2013, as well as quarterly financial statements included in certain Forms 10-Q should no longer be relied upon and will be restated. Please tell us how and when you intend to file restated financial statements. Please specify the nature of the restatements as well as any known quantifiable impact of the restatements. Please also ensure your amended Forms appropriately address the following:

- an explanatory paragraph in the reissued audit opinion included in the Form 10-K/A;
- full compliance with paragraphs ASC 250-10-45-22 through 24 and 250-10-50-7 through 10;
- fully update all affected portions of the document, including MD&A;
- label the appropriate columns on your financial statements as restated;

- updated disclosures under Item 4 of your Forms 10-Q/A and Item 9A of your Form 10-K/A should include the following:
  - a discussion of the restatement and the facts and circumstances surrounding it;
  - how the restatement impacted the CEO and CFO's original conclusions regarding the effectiveness of disclosure controls and procedures and internal controls over financial reporting;
  - changes to internal controls over financial reporting; and
  - anticipated changes to disclosure controls and procedures and/or internal controls over financial reporting to prevent future misstatements of a similar nature.
  Refer to Items 307 and 308 of Regulation S-K; and
- include all updated certifications.

2. We note that you filed a Form 12b-25 related to your Form 10-Q for the period ended June 30, 2014. We remind you that this Form requires you to file the Form 10-Q on or before the fifth calendar date following the prescribed due date. Please file your Form 10-Q for the period ended June 30, 2014.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this comment, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to me at (202) 551-3355.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief